Roper Technologies, Inc.
Securities Transaction Compliance Program
(updated and effective as of December 21, 2024)

Roper Technologies, Inc., together with all of its direct and indirect majority-owned subsidiaries (collectively, the “Corporation”) has instituted the following compliance program (the “Compliance Program”), which applies to all of the Corporation’s (i) directors, officers and employees, and (ii) the Corporation’s contractors or consultants and other third parties conducting business with the Corporation and who may have access to material non-public information concerning the Corporation (collectively, “Insiders”). However, as set forth herein, some provisions apply only to certain Insiders. The purpose of this program is to protect the Corporation and assist Insiders in complying with the requirements of the federal securities laws relating to transactions in the Corporation’s securities. The consequences of violating any of these requirements may be very serious to both you and the Corporation, and may include both civil and criminal penalties. Failure to comply with the Compliance Program may also result in Corporation-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. Your careful attention and adherence to the Compliance Program is expected and appreciated.
Please refer all questions about this Compliance Program to one of the Corporation’s Compliance Officers. The Corporation has designated each of the General Counsel and Corporate Secretary and the Deputy General Counsel as a Compliance Officer and the Chief Securities Counsel as the Filing Coordinator. If any Insider becomes aware of an apparent violation of any provision of the Compliance Program by any Insider, he/she must report the relevant facts to the Corporation’s Compliance Office. In that event, as is the case with any consultation with an attorney employed by the Corporation, Corporation attorneys act exclusively for the Corporation and not as attorneys for any Insiders in his/her individual capacity.
I.    INSIDER TRADING AND “TIPPING”
    Corporation Securities
As a general rule, Insiders who possess material non-public information about the Corporation, and persons who have received material non-public information from Insiders of the Corporation, may be subject to the “abstain or disclose” rule - that is, they may be required by the securities laws either (1) to refrain from both passing the Corporation information on to others (“tipping”) and from trading in or recommending the purchase or sale of Corporation securities or of options on (or any other derivatives relating to) those securities, or (2) to disclose such Corporation information to the investing public before trading in those securities. In virtually all cases, of course, it will be improper for the Insider to disclose any non-public information without the express prior permission of the original source of the information, such as senior Roper Technologies management. Thus, invariably a Corporation Insider with material non-public information cannot trade while in possession of that information or disclose the information to others who may trade. Impermissible tipping includes advising another person or entity to trade in Corporation securities when the Insider himself/herself is prohibited from trading. The Corporation is subject to the listing standards of the Nasdaq Global Select Market.
Securities of Other Companies
It is also generally impermissible to trade in securities of any Corporation when the information was initially disclosed, or would be used, in breach of a duty to maintain the information in confidence.

For example, such would be the case when non-public information obtained from one of the Corporation’s customers that is material to the value of a security issued by that other entity. This also applies to information about another Corporation that is obtained in confidence from the Corporation itself. This is sometimes referred to as “misappropriation,” another type of unlawful insider trading. While the origin and nature of the duty of confidence in this context present complex legal questions, any uncertainty should be resolved in favor of treating information as confidential where the information is material and non-public and the original source of the information has not given express permission to use the information to engage in a securities transaction. Each Insider must treat the material nonpublic information described in this paragraph with the same care required with respect to the Corporation’s material nonpublic information.
Duration of the Prohibition on Insider Trading
The prohibitions in the prior two paragraphs remain in effect until the information has been substantially disclosed to the public or is no longer material. Thus, an Insider who is aware of material non-public information regarding the Corporation cannot trade in Corporation securities until that specific information has become public or is no longer material. Violation of laws prohibiting insider trading can result in civil liability to third persons, civil penalties obtained by the government, fines and imprisonment.
Other Prohibitions
Insiders may not pledge Corporation securities, including purchase Corporation securities on margin; or hedge any position they may have in Corporation securities.1
    Materiality
Generally, a fact is considered material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Examples of types of information that may be material, depending on the facts of the particular situation, include the following:
•A proposal or agreement for a material, significant merger, acquisition or divestiture, or for the sale or purchase of significant assets.
•Earnings and related financial performance information.
•A proposal to issue or redeem securities or a development with respect to a pending issuance or redemption of securities.
•A proposal or action regarding the Corporation’s dividend policy, including a stock dividend or stock split.
•Liquidity problems, payment or covenant defaults or actions by creditors or suppliers relating to the Corporation’s credit standing.
•Changes in debt ratings or analyst upgrades or downgrades of the Corporation or one of its
1 The number of shares pledged by directors or executive officers as of January 2015 are excepted from this prohibition. Currently, this exception only applies to one director. No other current or future director or executive officer is, or will be, entitled to this exception.

securities.
•A major cybersecurity breach and/or data privacy event.
•Changes in executive-level management or directors.
Any given item of information must be evaluated in light of all the relevant circumstances in order to make a determination as to materiality. Except in obvious cases of trivial information, non-public information is presumed to be material unless the Corporation’s Compliance Officer or his/her delegate has advised otherwise in writing.
    Nonpublic Information
Nonpublic information is information that is not generally available to ordinary investors in the marketplace or in general circulation. In order to conclude that information is public, one must be able to point to some fact to show that the information is generally available, for example, its announcement in a press release, a filing with the Securities and Exchange Commission (“SEC”), or publication in a major news or other publication of general circulation, such as The Wall Street Journal. The appearance of information solely on a Corporation’s Web site may not be sufficient to conclude that it has become “public” for these purposes.
Company Transactions
From time to time, the Corporation may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in the Corporation’s securities. We have implemented processes for the Corporation that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq Stock Market LLC listing standards.
II.     SECURITIES TRANSACTIONS BY INSIDERS
    General Policy and Rules
All transactions in Insider Accounts are covered at all times by the prohibitions described in Part I of this Compliance Program. For the purposes of this Compliance Program, an “Insider Account” includes: (1) the Insider’s own account, (2) accounts of the Insider’s spouse, domestic partner, any children and any other relatives (including by marriage) living in the Insider’s home; (3) any account in which any person listed in (1) or (2) has a beneficial interest, such as an IRA; and (4) any account over which any person listed in (1) or (2) exercises control or investment influence. Limitations on the scope of the meaning of “Insider Account” in the circumstances of a particular Insider may be made in writing by the Compliance Officers upon the written request of an Insider.
The Corporation discourages all Insiders from engaging in short–term speculative trading in Corporation securities. As set forth in this Compliance Program, certain Insiders are prohibited from purchasing or selling exchange-traded options on the Corporation’s securities. All Insiders are prohibited from engaging in excessive trading and trading that interferes with an employee’s job responsibilities. Insiders are expressly prohibited from engaging in frequent in and out trading in the securities of the Corporation in their Insider Accounts (defined below), including any account in the Corporation’s 401(k) Plan.

    Blackout Policy for Certain Insiders
This Policy prohibits trading in Corporation securities by officers, directors and certain employees, beginning at the close of business on the date that is twenty calendar days immediately prior to the end of the third month of each calendar quarter. This prohibition ends on the opening of trading after one full trading day following such release. After the Blackout Period ends all Insiders remain subject to the “General Rules on Insider Trading and Tipping” set forth in Part I of this Compliance Program.
Who is covered by the Blackout Policy?
•    Directors and officers of Roper Technologies, Inc.
•    Corporate Vice-Presidents;
•    Group Vice-Presidents;
•    All employees considered to be employed by the Corporation’s headquarters, regardless of location of employment2; and
•    “Insider Accounts” (as defined above) of any of the persons listed above. It is the Insider’s responsibility to advise these other parties about the blackout requirement.
What transactions are PROHIBITED during a Blackout Period?
•    Purchase or sale of Corporation securities and related derivative securities, including transactions in the open market or through a broker or under a securities purchase or sale plan (unless in accordance with pre-arranged written plans that comply with SEC Rule 10b5-1);
•    Exercise of stock options where any Corporation stock, including any of the acquired stock, is sold in the market during the Blackout Period (unless in accordance with pre-arranged written plans that comply with SEC Rule 10b5-1);
•    Gifts of Corporation securities;
•    Transfer of existing balances into or out of Corporation stock under the 401(k) Plan; and
•    Elections that increase or decrease the rate of deferral contributions to the Roper Technologies Stock Fund under the 401(k) Plan.
What transactions are PERMITTED during a Blackout Period?
•    Exercise of stock options, including cashless exercises, provided that no Corporation stock is sold in the market in connection with the option exercise;
•    Regular investment of deferral and matching contributions in the Roper Stock Fund under the 401(k) Plan;
2 For avoidance of doubt, this includes associates employed by Roper Operations Company II, LLC.

•    Regular reinvestment in the Corporation’s employee stock purchase plan;
•    Automatic sale of stock to meet tax obligations upon vesting of an equity award;
•    Transfer of Corporation securities that does not result in a change in beneficial ownership; and
•    Transactions that comply with SEC Rule 10b5-1 pre-arranged written plans.
Any question whether a transaction is prohibited or permitted during a Blackout Period should be raised with the Compliance Officers. In addition to the standard end-of-quarter Blackout Periods, the Corporation may, from time to time, impose other, event-specific Blackout Periods by notifying those persons who are affected.
An Insider who is subject to a Blackout Period and who has an unexpected and urgent need to sell Corporation securities in order to generate cash may, in appropriate circumstances, be permitted by the Compliance Officers to sell Corporation securities during a Blackout Period (a “Hardship Exception”). Any such Hardship Exception must be requested in writing (such as e-mail) at least two business days in advance of the proposed trade. Every approval of a Hardship Exception shall be in writing (such as e-mail). The approval shall specify the amount of securities that may be sold and the time period during which the sale(s) may occur. Under no circumstances shall a Hardship Exception be granted during an event-specific Blackout Period or to a director or executive officer.
III.    RULE 10b5-1
Insiders covered by the Blackout Policy who may wish to engage in transactions in Corporation securities that may occur during the Blackout or at some period when they may be aware of material non-public information regarding the Corporation or its securities and thus are prohibited from trading in those securities may pre-arrange such transactions in accordance with a plan that complies with SEC Rule 10b5-1. A Rule 10b5-1 plan must be entered into at a time when the Insider is not aware of any material non-public information about the Corporation or its securities. Once the plan is adopted, the Insider generally cannot exercise any influence over the amount, price or timing of any trade, which must either be specified under the plan or delegated to an independent third party. Any Rule 10b5-1 plan must be approved in advance, in writing, by one of the Compliance Officers and the Filing Coordinator or their respective delegates.
IV.    TRANSACTIONS IN LISTED OPTIONS
All Insiders who are subject to the Blackout Period are prohibited from buying or selling publicly traded options, including puts and calls, on the Corporation’s securities at any time. This prohibition applies whether or not any such Insider is in possession of any material non-public information and whether or not a Blackout Period is in effect.
V.    PRE-CLEARANCE POLICY
Insiders subject to the Pre-Clearance Policy are prohibited from engaging in any transaction in Corporation securities without pre-clearance. In order to obtain pre-clearance, Insiders subject to this requirement must contact a Compliance Officer in writing (such as e-mail) as far in advance as reasonably practicable before engaging in any transaction in the Corporation’s securities. Transactions prohibited by the Blackout Policy may not be pre-cleared.

Who is covered by the Pre-clearance Policy?
•    Directors and officers of Roper Technologies, Inc.;
•    All corporate-level executives reporting directly to the Chief Executive Officer; and
•    “Insider Accounts” (as defined above) of any of the persons listed above. It is the Insider’s responsibility to advise these other parties about the pre-clearance requirement.
What transactions are PROHIBITED without prior clearance under the Pre-Clearance Policy?
All transactions in Corporation securities and related derivative securities must be pre-cleared with a Compliance Officer. No transaction subject to the Pre-Clearance Policy may be effected without prior written (such as e-mail) approval by a Compliance Officer. The approval shall specify the amount of securities to be purchased, sold, or gifted and the period for which approval of the transactions is in effect. With the exception of a pre-clearance approval of transactions undertaken in accordance with a Rule 10b5-1 plan, any pre-clearance approval is automatically revoked by imposition of an event-specific Blackout Period. Pre-clearance is particularly important because it will enable the Compliance Officer to confirm that the transaction complies with the reporting requirements under Section 16(a), Rule 10b-5, Rule 144 and all other applicable provisions of the federal securities laws and does not expose a buyer or seller to short-swing profit recovery under Section 16(b) for directors and certain officers. However, each person is ultimately responsible for his or her compliance with the federal securities laws and, in particular, the avoidance of short-swing profits.
VI.    ADDITIONAL RESTRICTIONS AND PROCEDURES APPLICABLE ONLY TO DIRECTORS AND EXECUTIVE OFFICERS
The Compliance Officer will assist directors and executive officers in considering questions relating to their beneficial ownership of Corporation securities and their reporting obligations as well as possible liability associated with trading in such securities. The Filing Coordinator will be responsible for the preparation and filing of all Forms 3, 4 and 5 reports based on information furnished by directors and executive officers.
Completion and Filing of Forms 3, 4 and 5
The Filing Coordinator will prepare, sign and file with the SEC, pursuant to powers of attorney obtained from and on behalf of each director and executive officer of the Corporation, the following beneficial ownership reports:
•    An initial report on Form 3 to disclose holdings of the Corporation’s equity securities as of the date he or she becomes an insider within 10 calendar days of attaining insider status;
•    Subsequent reports on Form 4 to disclose any change in beneficial ownership of the Corporation’s equity securities within two business days after the execution date (not the settlement date) of a transaction; and
•    Annual Reports on Form 5 to disclose any holding or transaction not previously disclosed (either because of a failure to file or an exemption from current reporting) by February 14 of each year. If an Insider is not required to file a Form 5 in a given year, the Filing

Coordinator will prepare a statement for the Insider’s execution to the effect that the Insider has no obligation to file a Form 5.
Each director and executive officer must provide the Filing Coordinator all relevant information with respect to any transaction to be undertaken in the Corporation’s securities (e.g., purchase, sale, or gift, the number of shares involved, the price, etc.). In some cases, the pertinent information may rest with the Insider’s broker or with family members, trusts, partnerships, corporations or other entities in which the Insider has a reportable beneficial or pecuniary interest. In all cases, however, it is the Insider’s obligation to collect the required information and forward it to the Filing Coordinator to ensure a complete, accurate and timely filing. Given the two business-day filing deadline, directors and executive officers will not have an opportunity to review the form prior to filing, but a copy of the filed form will be provided to them. Please review the copy of the filed form and let the Filing Coordinator know as soon as possible if there are any changes that could require the filing of an amendment.
Compliance with Rule 144
All sales of the Corporation’s securities by a director or executive officer of the Corporation shall be made in compliance with SEC Rule 144. Any director or executive officer contemplating the sale of the Corporation’s securities must first contact a Compliance Officer and instruct the Insider’s broker to do the same. The Filing Coordinator will assist the Insider or the Insider’s broker with the preparation and filing of any required Form 144. This includes coordination between the Compliance Officer and the seller’s broker in connection with sales pursuant to Rule 10b5-1 plans.
Prohibited Transactions
Directors and executive officers are prohibited from engaging in any “short selling” of the Corporation’s securities.